FOR IMMEDIATE RELEASE
January 28, 2014
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Revisions of Earnings Forecast and Dividends Forecast for the Fiscal Year Ending March 31, 2014

In light of recent changes in business performance, we announce revisions to the consolidated earnings forecast announced on September 25, 2013 and dividends forecast announced on April 25, 2013 for the fiscal year ending March 31, 2014 as follows:

1. Revised consolidated earnings forecast for the fiscal year ending March 31, 2014 (April 1, 2013 to March 31, 2014)
   (US GAAP)
	Net Sales	Operating income (loss)	Income (loss) before income taxes and equity in earnings (loss) of affiliated company	Net income (loss)	Net income (loss) per share - (basic)
FY2013 forecast (A) (announced September 25, 2013)	Million yen 143,000	Million yen 0	Million yen 500	Million yen (2,500)	Yen (14.36)
FY2013 forecast (B) (announced January 28, 2014)	110,000	(36,000)	(35,900)	(35,900)	(206.19)
Difference (B-A)	(33,000)	(36,000)	(36,400)	(33,400)	‐
Percentage change	(23.1%)	‐	‐	‐	‐
(Reference) FY2012 actual	132,903	80	(1,293)	(3,821)	(22.03)

<Reasons for the earnings forecast revisions>
There was a larger-than-expected contraction in the semiconductor test equipment market, chiefly in the smartphone chip test space, resulting in inventory valuation losses and impairment loss on long-term assets in the third quarter.　For these reasons, we have amended our full-year forecast to reflect the fact that sales and income are expected to fall below our former expectations.

2. Revised forecast of dividends for the fiscal year
	Dividend per share (yen)
Record date	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual total
Previous forecast (announced April 25, 2013)	―	―	―	10.00	20.00
Current forecast (announced January 28, 2014)	―	―	―	5.00	15.00
Dividends paid for FY2013	―	10.00	―	―	―
Dividends paid for FY2012	―	10.00	―	10.00	20.00

<Reasons for the dividends forecast revisions>
We had made consistent dividend distributions, following a target dividend payout ratio of 20% or more. However,  consolidated earnings forecast for the fiscal year ending March 31, 2014 is now expected to be lower than previously forecasted as described above. For these reasons, we have amended our annual total dividend forecast to  ¥15.00, which is a ¥5.00 decrease from the previous forecast.

Cautionary Statement with Respect to Forward-Looking Statements

This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections. These statements include, among other things, the discussion of Advantest’s business strategy, outlook and expectations as to market and business developments, production and capacity plans. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods;
•
the environment in which Advantest purchases materials, components and supplies for the production of its products, including the availability of necessary materials, components and supplies during a significant expansion in the market in which Advantest operates;

•
circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; and

•	changes in economic conditions, competitive environment, currency exchange rates or political stability in the major markets where Advantest produces, distributes or sells its products.

These risks, uncertainties and other factors also include those identified in “Operating and Financial Review and Prospects,” “Key Information—Risk Factors” and “Information on the Company” set forth elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.